SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

(Amendment No.__)*

Ikanos Communications, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

45173E105

(CUSIP Number)

February 6, 2007

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐

Rule 13d-1(b)

☒

Rule 13d-1(c)

☐

Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed'' for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act'') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 13 Pages

Exhibit Index Contained on Page 11

CUSIP NO. 45173E105	13G	Page 2 of 13 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Integral Capital Management VI, LLC (“ICM6”)
2	CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware (limited liability company)
	5	SOLE VOTING POWER -0-
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6	SHARED VOTING POWER 700,000 shares, which shares are directly owned by Integral Capital Partners VI, L.P. (“ICP6”). ICM6 is the general partner of ICP6.
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 700,000 shares (see response to Item 6)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 700,000 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.5%
12	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 45173E105	13G	Page 3 of 13 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Integral Capital Management VII, LLC (“ICM7”)
2	CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware (limited liability company)
	5	SOLE VOTING POWER -0-
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6	SHARED VOTING POWER 800,000 shares, which are directly owned by Integral Capital Partners VII, L.P. (“ICP7”). ICM7 is the general partner of ICP7.
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 800,000 shares (see response to Item 6)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 800,000 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.9%
12	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 45173E105	13G	Page 4 of 13 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Integral Capital Partners VI, L.P. (“ICP6”)
2	CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware (limited partnership)
	5	SOLE VOTING POWER -0-
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6	SHARED VOTING POWER 700,000 shares are directly owned by ICP6. Integral Capital Management VI, LLC is the general partner of ICP6.
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 700,000 shares (see response to Item 6)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 700,000 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.5%
12	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 45173E105	13G	Page 5 of 13 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Integral Capital Partners VII, L.P. (“ICP7”)
2	CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware (limited partnership)
	5	SOLE VOTING POWER -0-
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6	SHARED VOTING POWER 800,000 shares, which are directly owned by ICP7. Integral Capital Management VII, LLC is the general partner of ICP7.
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 800,000 shares (see response to Item 6)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 800,000 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.9%
12	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Page 6 of 13 Pages

ITEM 1(a).

NAME OF ISSUER:

Ikanos Communications, Inc.

ITEM 1(b).

ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

47669 Fremont Boulevard

Fremont, CA  94538

ITEM 2(a), (b), (c).

NAME OF PERSON FILING, ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE, AND CITIZENSHIP:

This statement is being filed by Integral Capital Management VI, LLC, a Delaware limited liability company (“ICM6”) and Integral Capital Management VII, LLC, a Delaware limited liability company (“ICM7”).  The principal business address of ICM6 and ICM7 is 3000 Sand Hill Road, Building 3, Suite 240, Menlo Park, California   94025.

ICM6 is the general partner of Integral Capital Partners VI, L.P., a Delaware limited partnership (“ICP6”).  ICM7 is the general partner of Integral Capital Partners VII, L.P., a Delaware limited partnership (“ICP7”).  With respect to ICM6 and ICM7, this statement relates only to ICM6’s and ICM7’s indirect, beneficial ownership of shares of Common Stock of the Issuer (the “Shares”).  The Shares have been purchased by ICP6 and ICP7, and none of ICM6 or ICM7 directly or otherwise holds any Shares. Management of the business affairs of ICM6 and ICM7, including decisions respecting disposition and/or voting of the Shares, resides in a majority of the managers of ICM6 and ICM7, respectively, such that no single manager of ICM6 or ICM7 has voting and/or dispositive power of the Shares.

ITEM 2(d).

TITLE OF CLASS OF SECURITIES:

Common Stock

Page 7 of 13 Pages

ITEM 2(e).

CUSIP NUMBER:

45173E105

ITEM 3.

IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), or 13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS A:

(a)

[    ]

Broker or dealer registered under Section 15 of the Exchange Act.

(b)

[    ]

Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)

[    ]

Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)

[    ]

Investment company registered under Section 8 of the Investment Company Act.

(e)

[    ]

An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)

[    ]

An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)

[    ]

A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)

[    ]

A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)

[    ]

A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)

[    ]

Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box.  [ X ].

ITEM 4.

OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

A.

Integral Capital Management VI, LLC (“ICM6”)

(a)

Amount Beneficially Owned:  700,000

(b)

Percent of Class:  2.5%

(c)

Number of shares as to which such person has:

1.

Sole power to vote or to direct vote:  -0-

2.

Shared power to vote or to direct vote: 700,000

3.

Sole power to dispose or to direct the disposition:  -0-

4.

Shared power to dispose or to direct the disposition:  700,000

 Page 8 of 13 Pages

B.

Integral Capital Management VII, LLC (“ICM7”)

(a)

Amount Beneficially Owned:  800,000

(b)

Percent of Class:  2.9%

(c)

Number of shares as to which such person has:

1.

Sole power to vote or to direct vote:  -0-

2.

Shared power to vote or to direct vote:  800,000

3.

Sole power to dispose or to direct the disposition:  -0-

4.

Shared power to dispose or to direct the disposition:  800,000

C.

Integral Capital Partners VI, L.P. (“ICP6”)

(a)

Amount Beneficially Owned:  700,000

(b)

Percent of Class: 2.5%

(c)

Number of shares as to which such person has:

1.

Sole power to vote or to direct vote:  -0-

2.

Shared power to vote or to direct vote:  700,000

3.

Sole power to dispose or to direct the disposition:  -0-

4.

Shared power to dispose or to direct the disposition:  700,000

D.

Integral Capital Partners VII, L.P. (“ICP7”)

(a)

Amount Beneficially Owned:  800,000

(b)

Percent of Class: 2.9%

(c)

Number of shares as to which such person has:

1.

Sole power to vote or to direct vote:  -0-

2.

Shared power to vote or to direct vote: 800,000

3.

Sole power to dispose or to direct the disposition:  -0-

4.

Shared power to dispose or to direct the disposition: 800,000

ITEM 5.

OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  [   ].

Page 9 of 13 Pages

ITEM 6.

OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7.

IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8.

IDENTIFICATION AND CLASSIFCATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.

NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.

CERTIFICATION.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 8, 2007

INTEGRAL CAPITAL MANAGEMENT VI, LLC

By

 /s/ Pamela K. Hagenah

Pamela K. Hagenah

a Manager

Page 10 of 13 Pages

INTEGRAL CAPITAL MANAGEMENT VII, LLC

By

 /s/ Pamela K. Hagenah

Pamela K. Hagenah

a Manager

INTEGRAL CAPITAL PARTNERS VI, L.P.

By Integral Capital Management VI, LLC,

its General Partner

By

 /s/ Pamela K. Hagenah

Pamela K. Hagenah

a Manager

INTEGRAL CAPITAL PARTNERS VII, L.P.

By Integral Capital Management VII, LLC

its General Partner

By

 /s/ Pamela K. Hagenah

Pamela K. Hagenah

a Manager

Page 11 of 13 Pages

EXHIBIT INDEX

Found on

Sequentially

Exhibit

Numbered Page

Exhibit A:

Agreement of Joint Filing

12

Page 12 of 13 Pages

EXHIBIT A

Agreement of Joint Filing

The undersigned hereby agree that they are filing jointly pursuant to Rule 13d-1(k)(1) of the Act the statement dated February 8, 2007 containing the information required by Schedule 13G, for the 1,500,000 Shares of capital stock of Ikanos Communications, Inc. held by Integral Capital Partners VI, L.P., a Delaware limited partnership, and Integral Capital Partners VII, L.P., a Delaware limited partnership.

Date:  February 8, 2007

INTEGRAL CAPITAL MANAGEMENT VI, LLC

By

 /s/ Pamela K. Hagenah

Pamela K. Hagenah

a Manager

INTEGRAL CAPITAL MANAGEMENT VII, LLC

By

 /s/ Pamela K. Hagenah

Pamela K. Hagenah

a Manager

INTEGRAL CAPITAL PARTNERS VI, L.P.

By Integral Capital Management VI, LLC,

its General Partner

By

 /s/ Pamela K. Hagenah

Pamela K. Hagenah

a Manager

Page 13 of 13 Pages

INTEGRAL CAPITAL PARTNERS VI, L.P.

By Integral Capital Management VI, LLC,

its General Partner

By

 /s/ Pamela K. Hagenah

Pamela K. Hagenah

a Manager